October 25, 2006

Mail Stop 6010

Gui Hua Lan
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China

>   **Re: China Shenghuo Pharmaceutical Holdings, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed September 29, 2006**
>   **File No. 333-137689**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

2.   Please update your disclosure to address the status of your proposed application for listing on the American Stock Exchange.

Principal Terms of the Share Exchange, page 3

3.   You indicate that Marvel International Limited and FirstAlliance Financial Group, Inc. received shares of your common stock pursuant to the Share Exchange Agreement "as designees of LIMI." Please supplement your disclosure to clarify each of these entity's relationships with LIMI. For example, are these entities affiliates of LIMI?

Risk Factors, page 6

The failure to manage growth effectively…, page 7

4.   Please disclose the reasons for the significant decrease in the number of employees in light of the "continued future growth" you refer to in this risk factor. We note the disclosure on page 43 indicating that as of June 30, 2006 you had less than 60% of the 800 employees you disclose having as of a date 6 months earlier.

If our pharmaceutical products fail to receive regulatory approval…, page 8

5.   Please expand this risk factor to identify the product(s) for which you have a pending "application" with the SFDA.

If All or a Significant Portion of Our Customers with Trade Receivables…, page 8

6.   Reconcile your disclosure regarding your debtors' turnover period of approximately 60 days with your disclosure in the last paragraph on page 30 which indicates that your collection period typically runs from three months to one year.

Our certificates, permits, and licenses related to our pharmaceutical operations…, page 9

7.   Please expand your disclosure to address whether you may apply for a renewed Medicine Production Permit once your current permit expires on December 31, 2010. If not, please address whether absent a Medicine Production Permit you will be able to continue operations beyond December 31, 2010.

8.   Supplement your disclosure to state the expiration dates of any pharmaceutical production permits, GMP certificates and health food certifications that you hold and identify the products to which they relate.

The Interests of the Existing Minority Shareholder in Shenghuo China…, page 15

9.   Please reconcile your disclosure here that SDIC is holder of the 6.25% equity interest in Shenghou China with the disclosure in the first paragraph on pages 25 and 48 which suggests that such interest is held by Guotou Venture Capital Co., LTD. Please also file as an exhibit the joint venture contract referenced in this section.

Capitalization, page 21

10.   Please revise the presentation to also consider the private placement that closed on August 31, 2006.

Management's Discussion and Analysis, page 24

11.   Please supplement your overview to include a discussion of the most important matters on which the company's executives focus in evaluating financial condition and operating performance as well as provide the context for the discussion and analysis of the financial statements. This discussion should inform readers how the company earns revenues and income and generates cash and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 25

12.   Under "Intangible Assets," please tell us how your policy of amortizing intangible assets without legal protection over a flat 10 year period is consistent with the guidance from paragraph 11 to SFAS 142.

Results of Operations, page 28

Six Months Ended June 30, 2006 and 2005

13.   Under costs of products sold we see your statement that margins may decrease on a going forward basis. Please expand to address any known or reasonably likely factors that may lead to decreases in gross margin.

14.   Please expand to clarify why selling expenses were approximately 20% of sales in 2006 versus 51% of sales in 2005. Specifically identify, describe and quantify the factors responsible for the variability of selling expenses in relation to sales.

15.   Please expand to also disclose the effective rate of income taxes for each period and explain reasons for variances in the effective rate from period to period. Please similarly expand the discussion for the annual periods.

Years Ended December 31, 2005 and 2004

16.   Please expand to clarify why selling expenses were approximately 29% of sales in 2005 versus 41% of sales in 2004. Specifically identify, describe and quantify the factors responsible for the variability of selling expenses in relation to sales. In that regard, please also explain why selling expenses as percentage of sales significantly decreased during the second half of 2005.

17.   Under general and administrative please expand to quantify bad debt expense in 2004 and 2005. Also expand to explain the factors leading to the significant bad debt expense recorded in 2004 and clarify why you recorded less bad debt expense in 2005 on significantly higher sales.

Liquidity and Capital Resources, page 30

18.   Expand your disclosure to explain the reasons for your anticipated increase in sales.

19.   Under the second paragraph, please expand to also address the contractual due date for the current portion of long-term debt.

20.   We see significant current indebtedness, including $7.4 million due in January 2007. Please expand to describe in greater detail how you intend to meet the cash

flow requirements of the short-term debt and current portion of long-term debt, specifically addressing the $7.4 million.

21.   We presume that none of your debt arrangements include financial or non-financial covenants. Please confirm. Otherwise, please expand to provide a description of debt covenants and your compliance therewith.

22.   We see that during the 2006 six month period sales increased by $5 million over the corresponding period from 2005. We also see that your receivables grew by nearly the same amount. Accordingly, it appears that very little of your sales in 2006 were realized in cash. Please expand to more specifically identify and describe the terms of sales in 2006, including any changes in those terms from those applied in prior periods. Also provide a full explanation of the factors responsible for the unusually high ratio of increased receivables to increased sales.

23.   As a related matter, in a written response please fully describe your pricing, payment and return policies. Clarify how you determine that prices are fixed and determinable. Also confirm that there are no instances where payment for products sold is contingent on re-sale to or otherwise use by end-user patients, hospitals or other parties. Show us that you have appropriately considered these matters in concluding that the timing of revenue is appropriate under SAB Topic 13.

24.   We see that payment terms extend up to one year. Please tell us about the extent of sales with extended payment terms, fully describe the terms of payment for those transactions and explain why you grant payment terms of up to one year. Also tell us why collection of sales with extended terms is reasonably assured and why your revenue policies for those transactions are appropriate under SAB Topic 13.

Legal Proceedings, page 31

25.   You indicate that there is no accrual for the litigation because the outcome of the action is not certain. Please tell us how that policy is consistent with the requirements paragraph 8 to SFAS 5.

26.   As a related matter, if the frozen cash is included in cash and cash equivalents on your balance sheet, please tell us why that classification is appropriate in GAAP.

Description of Business, page 34

27.   Revise your disclosure to state when you anticipate receiving government approval for the production and marketing of your *Dencichine Hemostat* product.

28.   For each of the supplements listed, please disclose whether you have received government approval to market them. Where you have not obtained approval, expand your disclosure to clarify your anticipated timeline for obtaining such approval.

29.   Disclose the basis for your anticipated timelines for obtaining government approvals to market your non-prescription supplements. Clarify the meaning of "production approval" and its relevance to your ability to market and sell your products.

Cosmetic Products, page 38

30.   We note your disclosure that you have specifically formulated your products to meet the cosmetic and skincare needs of women "everywhere." Please provide support for this statement. If this statement is limited to a geographic area, please specify. Also, revise to clarify, if true, that you only have government approval to sell your product in China.

Research and Development, page 39

31.   Expand your disclosure to address the material terms of your collaboration with the Shijia Research Center of Beijing University. If you have a written agreement, tell us why it has not been filed as an exhibit.

Production, page 40

32.   Please revise your disclosure to explain the significance of "Class 10,000" and "Class 100,000" certified areas.

33.   Revise to disclose the basis for your statement that all of your production lines meet international food and drug safety guidelines. Disclose whether any independent agency has evaluated whether your production lines meet such guidelines.

Insurance Catalog, page 42

34.   Expand your disclosure to explain briefly your role, if any, in your medicines
        being selected by the government authorities for inclusion in the Insurance
        Catalog.

35.   Disclose whether you are seeking listing in the insurance catalog for any of your
        other products and disclose the status of any application for listing.

Price Controls, page 42

36.   Disclose a summary of the price controls to which your primary product is
        subject.

The Board of Directors and Committees, page 45

37.   Please revise to disclose that you will be required to have an audit committee
        prior to your initial listing on the American Stock Exchange. Confirm that you
        will be in compliance with the requirements of Rule 10A-3 of the Securities
        Exchange Act of 1934.

Certain Relationships and Related Transactions, page 47

38.   Please provide the disclosure required by Item 404(d) of Regulation S-B.

Loans to and from Insiders, page 48

39.   We note your disclosure that you made loans to certain of your officers. Please
        tell us in your response letter how such loans were in compliance with the
        prohibitions of Section 13(k) of the Exchange Act.

Shares Eligible for Future Sale, page 54

40.   To the extent you are a party to the agreement, please file the lock-up agreement described on page 55 as an exhibit.

Underwriting, page 56

41.   Please revise your disclosure relating to syndicate short sales to address all of the information in section VIII.A.3 of the Division's November 14, 2000 Current Issues Outline.

Financial Statements, page F-1

42.   Please update the financial statements when required by Rule 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

43.   We note that your independent auditors are based in Utah while your operations and officers are in China. Please respond to the following:

- Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.
- With the assistance of your auditors, tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which audit planning and fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that planning and fieldwork, if any, and describe the extent of their participation in the audit.
- If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report. Please be detailed and specific.
- If the accounting records and supporting documents or audit working papers are in other than English, please have your auditors tell us how they were able to read those documents. Have your auditors describe their expertise in reading and speaking Chinese. Specifically address audit firm employees performing planning and fieldwork in China.

- Please describe your company's internal expertise in US GAAP; and, identify who at your company takes responsibility for determining how to appropriately apply US GAAP in preparing your financial statements.
- If your underlying accounting records were not maintained according to US GAAP, tell us who converted those records to US GAAP. Describe that party's expertise in US GAAP.

We may have additional questions after reviewing your response.

Consolidated Balance Sheets, page F-3

44.   Please add a footnote to fully describe the terms and conditions of the short-term notes payable to banks. In that regard, please also address collateral and any guarantees.

45.   You disclose that other receivables are comprised of advances to employees and prepaid expenses. In light of your description of the nature of this line item, please tell us and disclose why such a significant portion of these receivables are reserved as doubtful of collection.

Note 1, Organization, page F-7

46.   Please tell us how you are accounting for the 200,000 shares and 100,000 warrants issued for investor relations services. Clarify the period over which these services are to be performed and support that the accounting is appropriate in GAAP. Refer to SFAS 123(R), EITF 96-18 and EITF 00-18.

47.   Also tell us how you accounted for expenses of the reverse acquisition. In a reverse acquisition accounted for as a recapitalization those costs may be capitalized only to the extent of cash balances received from the shell company. Please advise.

Note 1, Nature of Business, page F-7

48.   You indicate that you have sales outside of China. Please make disclosure under paragraph 38a to SFAS 131 or tell us why such disclosure is not necessary.

49.   Please disclose your accounting policy for research and development performed for third parties, including how you determine the appropriate timing and amounts of any revenues, cost-sharing or expense reimbursements.

50.   As a related matter, disclosure in Note 12 suggests that you may have recognized income for research and development services performed between 2000 and 2004 all in 2004. Please tell us why the timing of recognition of the $482,670 is appropriate in GAAP.

51.   You indicate that you have three lines of business—pharmaceuticals, nutritional supplements and cosmetics. Please make product line disclosure under paragraph 37 to SFAS 131 or tell us why such disclosure is not necessary.

Note 4, Inventory, page F-11

52.   Please disclose the nature of the consignment inventory. Please also clarify how you control that inventory and how you determine that any revenue recognized upon sale of that inventory is recorded in the appropriate period.

Note 7, Long-term Debt, page F-12

53.   Expand to provide a table of expected principal payments on long-term debt for each year through maturity in 2007.

Note 10, Income Taxes, page F-13

54.   We see that accrued income taxes total approximately $1.2 million as of June 30, 2006. Please tell us why there have apparently been no payments on accrued income taxes during the periods presented. Please also make clarifying disclosure.

55.   In that regard, please tell us why the increase in the amount of income taxes payable from December 31, 2005 to June 30, 2006 exceeds the provision for income taxes for the six month period.

56.   We see that taxes and related payables presented in the balance sheet total more than $2.4 million as of June 30, 2006. Please tell us about and disclose the nature of and accounting for the other taxes included in the significant accrual.

Alternative Pages for Selling Stockholder Prospectus

Prospectus Cover Page

57.   Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). We will not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the American Stock Exchange. Please also modify your "Plan of Distribution" disclosure accordingly.

Selling Stockholders, page 56A

58.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
- At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Recent Sales of Unregistered Securities, page II-2

59.   Please file as exhibits the agreement pursuant to which you issued 200,000 shares of your common stock to the investment firm described in this section as well as the related warrant.

Undertakings, page II-5

60.   Please include the undertakings required by Item 512(g) of Regulation S-B. Refer to Rule 424(b)(3) and Rule 430C(d).

<u>Exhibits</u>

61.   We note that you have incorporated by reference certain agreements. Please revise to ensure that you have identified the proper reports and that the agreements were filed with the referenced reports. For example, you incorporate Exhibit 2.1(a) by reference from your Form 8-K filed on August 18, 2006, but the Form 8-K does not include such agreement as an exhibit.

62.   Please provide an updated accountants' consent with any amendment to the filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc(via facsimile): Thomas Poletti, Esq.